August 15, 2019

Brandon Romanek
President
THC Therapeutics, Inc.
645 Front St., #2202
San Diego, California 92101

       Re: THC Therapeutics, Inc.
           Amendment No. 4 to Registration Statement on Form 10-12G Filed July 8, 2019
           File No. 000-55994

Dear Mr. Romanek:

        We issued comments to you on the above captioned filing on July 23, 2019. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by August 29, 2019.

        If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

        Please contact Tim Buchmiller at (202) 551-3635 or Amanda Ravitz, Assistant Director, at (202) 551-3528 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Electronics and Machinery
cc:    Lance Brunson, Esq.